# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: First Eagle Real Estate Debt Fund, CIK 0002006189
CUSIP: 32009F100
Title of class of securities: Class I Common Shares of Beneficial Interest, $0.001 par value
Address of issuer's principal executive offices: 1345 Avenue of the Americas, New York, New York (NY), 10105
Date of event which requires filing of this statement: 03/31/2025
Filed by CIK 0001781002
Persons authorized to receive notices and communications: Bleichroeder LP, 1345 Avenue of the Americas, 47th Floor, New York, New York (NY), 10105, (212) 698-3101

## Reporting persons
- Bleichroeder LP (CIK 0001781002): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 380,000; sole dispositive power 0; shared dispositive power 380,000; aggregate amount beneficially owned 380,000 (99% of the class)
- Bleichroeder Holdings LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 380,000; sole dispositive power 0; shared dispositive power 380,000; aggregate amount beneficially owned 380,000 (99% of the class)
- Andrew Gundlach: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 380,000; sole dispositive power 0; shared dispositive power 380,000; aggregate amount beneficially owned 380,000 (99% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class I Common Shares of Beneficial Interest, $0.001 par value
Name of issuer: First Eagle Real Estate Debt Fund
Address of issuer's principal executive offices: 1345 Avenue of the Americas, New York, New York (NY), 10105
Comment: This Schedule 13D relates to the Class I Common Shares of Beneficial Interest, $0.001 par value (the "Shares"), of First Eagle Real Estate Debt Fund, a closed-end management investment company organized as a Delaware statutory trust (the "Issuer"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the Issuer's principal executive offices is 1345 Avenue of the Americas, New York, New York 10105.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed on behalf of Bleichroeder LP ("Bleichroeder"), with respect to Shares beneficially owned by it. The general partner of Bleichroeder is Bleichroeder Holdings LLC (the "General Partner"). Andrew Gundlach owns (through a trust) all of the equity interests of the General Partner and is the Chairman and CEO of Bleichroeder.

The foregoing persons are hereinafter sometimes referred to as the Reporting Persons. Any disclosures herein with respect to persons other than the Reporting Persons are made on information believed to be accurate after making inquiry to the appropriate party. Bleichroeder is the investment manager or adviser to funds and/or managed accounts and may be deemed to have beneficial ownership over the Shares directly owned by the funds and managed accounts by virtue of the authority granted to it to vote and to dispose of the securities held by them.
Residence or business address: The address of the principal business and principal office of each of the Reporting Persons is 1345 Avenue of the Americas, 47th Floor, New York, NY 10105.
Present principal occupation or employment: The principal business of Bleichroeder is to serve as an investment manager or adviser to various investment partnerships and managed accounts. The principal business of the General Partner is to serve as General Partner of Bleichroeder. The principal business of Mr. Gundlach is to serve as the Chairman and CEO of Bleichroeder.
Criminal convictions in the last five years: During the last five (5) years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five (5) years, none of Bleichroeder, the General Partner or Mr. Gundlach has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Bleichroeder is a limited partnership organized under the laws of the State of Delaware. The General Partner is a limited liability company organized under the laws of the State of Delaware. Mr. Gundlach is a United States Citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons have voting and dispositive power over 380,000 Shares acquired at an aggregate cost of $9,500,000. The shares were acquired from the Issuer with funds from accounts managed by Bleichroeder.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the Shares for the purpose of investment. First Eagle Investment Management, LLC, a limited liability company formed and existing under the laws of the State of Delaware ("FEIM"), serves as investment adviser to the Issuer and will be responsible for managing the Issuer's investment activities, subject to the supervision of the Issuer's Board of Trustees (the "Board"). FEIM is a subsidiary of First Eagle Holdings, Inc., a holding company ("FE Holdings").

The Issuer is expected to be an "interval fund" and tender on a quarterly basis for a limited number of Shares. As such, there is the potential that investors in Shares will not be able to liquidate their investment in the Issuer as or when desired. In consideration for the acquisition of the Shares, FE Holdings, on behalf of itself and FEIM, has committed, if any of the managed accounts holding Shares seeks to tender all of its Shares for four (4) consecutive quarters following the first to occur of (x) the third (3rd) anniversary of the acquisition of the Shares and (y) prior to such third anniversary, following the Issuer reaching $250 million of assets under management, to acquire at net asset value (NAV) whatever Shares such fund or managed accounts retain following such quarterly tenders.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review the investment in the Issuer on a continuing basis and may engage in discussions with the investment adviser for the Issuer, the Board, other equity holders of the Issuer and other relevant parties with respect to the Reporting Persons' investment in the Shares, including, without limitation, the business, operations, governance, management, strategy, and future plans of the Issuer. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Shares or selling some or all of the Shares (including to the Issuer in response to a repurchase offer) and/or otherwise changing their intentions with respect to any and all matters referred to in Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Schedule 13D, the Reporting Persons beneficially own in aggregate 380,000 Shares, representing 99% of the outstanding Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons have shared voting and dispositive power over 380,000 Shares.
Transactions in the class effected during the past sixty days: Except as set forth herein, the Reporting Persons have not effected any transaction in the Shares during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons and the managed accounts which hold the Shares is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The disclosure under Item 3 and Item 4 is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1: Joint Filing Agreement

## Signatures
- Bleichroeder LP: Andrew Gundlach, Andrew Gundlach, Chairman and CEO (04/07/2025)
- Bleichroeder Holdings LLC: Andrew Gundlach, Andrew Gundlach, Chairman and CEO (04/07/2025)
- Andrew Gundlach: Andrew Gundlach, Andrew Gundlach, Individual (04/07/2025)